Exhibit 3

November 18, 2002 The Securities Commissions or Similar Authority in each of the Provinces and Territories of Canada	PricewaterhouseCoopers LLP Chartered Accountants 111 5th Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 (403) 509 7500 Facsimile +1 (403) 781 1825

Dear Sirs

We refer to the short form prospectus of PanCanadian Petroleum Limited, now called EnCana Corporation (“PanCanadian”) dated September 21, 2001 relating to the sale and issue of up to Cdn. $1,000,000,000 in Medium Term Notes and the short form base shelf prospectus of PanCanadian dated October 25, 2001 relating to the sale and issue of up to US$1,500,000,000 in debt securities (collectively, the “Prospectuses”).

The Prospectuses now also incorporate by reference the following unaudited interim consolidated financial statements of PanCanadian:

Consolidated statements of earnings, retained earnings and cash flows for the three and nine month periods ended September 30, 2002 and 2001

We have not audited any financial statements of the Company as at any date or for any period subsequent to December 31, 2001. Although we have performed an audit for the year ended December 31, 2001, the purpose and therefore the scope of the audit was to enable us to express our opinion on the financial statements as at December 31, 2001 and for the year the ended, but not on the financial statements for any interim period within that year.

Therefore, we are unable to and do not express opinions on the unaudited interim consolidated statements of earnings, retained earnings and cash flows for the three and nine months ended September 30, 2002 and 2001.

We have, however, performed a review of the unaudited interim financial statements of the company for the three and nine month periods ended September 30, 2002 and 2001. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditors. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and other members of the worldwide PricewaterhouseCoopers organization.

review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss, or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Chartered Accountants

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